Exhibit 99.2

     Kimber Resources Inc.
Management’s Discussion and Analysis
For the three month period ended September 30, 2010

The following management’s discussion and analysis (“MD&A”) of Kimber Resources Inc.’s (“Kimber” or the “Company”) results is for the three month period ended September 30, 2010 compared to the three month period ended September 30, 2009 and covers information up to the date of this MD&A. This discussion should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended September 30, 2010 and 2009 which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). This MD&A may contain certain forward-looking statements about Kimber’s future prospects, and Kimber provides no assurance that actual results will meet management’s expectations.

All amounts are stated in Canadian dollars unless indicated otherwise. Additional information regarding Kimber is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.com, and on Kimber’s website at www.kimberresources.com.

This management’s discussion and analysis is dated November 10, 2010.

Introduction

Kimber Resources Inc. is a gold-silver exploration company focused in Mexico seeking to grow shareholder value by building gold and silver mineral resources through focused exploration.

Kimber’s strategy is to excel as an exploration company specializing in the discovery, definition and development of gold and silver deposits in Mexico, building mineral resources and advancing projects into valuable assets capable of becoming profitable mining operations. Kimber seeks to achieve these goals by focusing activities and cash expenditures on areas that will enhance assets while maintaining safe work conditions, protecting the environment and building strong relationships with local communities and stakeholders.

Kimber’s most advanced project is Monterde, which is 29,296 hectares in size and is located in the prolific Sierra Madre Gold-Silver belt of Northern Mexico. The Monterde project hosts substantial gold-silver mineralization and has three deposits located within two kilometres of each other. Kimber is currently advancing the Monterde project so that the full value can be realized.

Kimber does not generate cash flow from operations and accordingly, Kimber will need to raise additional funds through future issuance of securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. Kimber has not determined whether any of its properties contain mineral reserves that are economically recoverable. It is not possible to predict whether financing efforts will be successful or if Kimber will attain profitable level of operations. Since inception, Kimber has incurred cumulative losses of $20,616,741 (June 30 2010; $19,995,391) and a net loss of $621,350 (2009; $538,465) for the three months ended September 30, 2010. These factors raise substantial doubt regarding Kimber’s ability to continue as a going concern. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet.

Kimber will be reviewing cash expenditures on an ongoing basis and will be seeking to obtain additional financing. There can be no assurance that Kimber will succeed in obtaining additional financing. In the past, Kimber has been successful at raising funds to continue work on its mining properties. However, there is no certainty that Kimber will be able to raise additional funding on reasonable terms if at all, in which case the property may be joint ventured, sold or abandoned.

Kimber Resources Inc. is based in Vancouver, British Columbia and trades on the NYSE Amex under the symbol “KBX” and on the Toronto Stock Exchange under the symbol “KBR.”

Results of Operations

Kimber’s net loss for the three month period ending September 30, 2010 was $621,350 or $0.01 per common share compared with $538,465 or $0.01 loss per share for the three month period ending September 30, 2009.

During the three month period ending September 30, 2010, Kimber incurred expenditures of $709,727 on its mineral properties; $42,992 for property acquisition payments (taxes) and exploration expenditures of $666,735. The major project during the period was Monterde.

A summary of unproven mineral right interests for the current and comparable periods is included in the table below:

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009
Unproven mineral right interests

Property acquisition and taxes	$42,992	$39,657
Exploration and Engineering	666,735	747,654
Total costs	$709,727	$787,311

Exploration and Engineering, by location
Monterde	$666,735	$673,164
Pericones	-	74,490
Total	$666,735	$747,654

Monterde costs include
Assays	$22,410	$4,898
Drilling	-	-
Engineering	107,963	99,229
Field Office	117,383	81,594
Geological, geophysical	235,461	212,748
Metallurgy	-	109,907
Other categories	183,518	164,788
Total	$666,735	$673,164

Administration costs

Salary and benefit expenses include stock based compensation charges. Salary and benefit expenses were $282,612 during the three month period ending September 30, 2010 compared to $238,531 for the three month period ending September 30, 2009.

Kimber recorded a stock based compensation expense of $90,101 for the three months ended September 30, 2010 as compared to $52,927 for the three months ended September 30, 2009. This expense comprised of $90,101 for stock options previously granted but for which the fair value had not yet been fully amortized. This is a non-cash expense and does not affect Kimber’s cash from operations. Without this non-cash expense, Kimber would have recorded a net loss of $531,249 (2009; $485,538) or $0.01 (2009; $0.01) per share during the quarter.

Legal, audit and consulting costs were $138,806 for the three month period ending September 30, 2010 comparable and consistent to $136,990 for the three month period ending September 30, 2009. Consulting costs include fees for internal control over financial reporting compliance.

General exploration costs were $30,353 for the three month period ending September 30, 2010 compared to $nil for the three month period ending September 30, 2009. General exploration costs include expenditures relating to the Pericones and Setago properties as well as expenditures incurred for investigating new properties. Capitalized costs on the Pericones and Setago properties were written off during the year ended June 30, 2010 as Kimber does not plan further significant work on these properties at this time.

Investor relations and shareholder communications expenses were $14,047 for the three month period ending September 30, 2010 compared to $13,925 in the three month period ending September 30, 2009. The main component of these costs relates to trade show attendance.

Office, insurance and miscellaneous expenses were $56,370 for the three month period ending September 30, 2010 compared to $56,108 in the three month period ending September 30, 2009. The primary component of these costs is related to business insurance.

Kimber recorded a loss from foreign exchange of $12,791 during the three month period ending September 30, 2010 as compared to a gain of $9,007 during the three month period ending September 30, 2009. The foreign exchange amount originates from funds advanced to Mexico during the period that have increased or decreased in value due to fluctuations in the Mexican peso or United States dollar relative to the Canadian dollar.

Summary of Quarterly Results December 31, 2008 to September 30, 2010

	Q1 Sep30/10	Q4 Jun30/10	Q3 Mar31/10	Q2 Dec31/09
Interest income	$2,088	$1,037	$2,408	$979
Loss	$(621,350)	$(1,998,619)	$(1,048,227)	$(541,303)
Loss per share	$(0.01)	$(0.03)	$(0.02)	$(0.01)

	Q1 Sep30/09	Q4 Jun30/09	Q3 Mar31/09	Q2 Dec31/08
Interest income	$2,904	$1,913	$8,790	$15,706
Loss	$(538,465)	$(530,555)	$(728,081)	$(628,006)
Loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Kimber is in the exploration stage, and therefore, variances in its quarterly losses are not affected by sales or production-related factors. Increases in costs are generally attributed to growth in operations and success in financing activities which allow Kimber to undertake further development and exploration on its properties.

Kimber’s income is derived from interest and gains received on cash or short-term investments (low-risk Canadian and U.S. government treasury bills) classified as cash. Interest income fluctuates according to the amounts of funds held in deposit and interest rates offered during the period. Kimber does not have revenues from mining operations and does not expect to have revenues in the near future other than interest earned on cash balances.

Financial Condition

At September 30, 2010, Kimber had working capital of $3,239,806 (June 30, 2010 - $4,505,290). Kimber has no long-term indebtedness or long-term obligations. The change in working capital for the three month period ending September 30, 2010 is primarily the result of a decrease in available cash of $1,423,656 (2009 - $1,123,390) to $3,136,837 (2009 – $2,332,186) and a decrease in accounts payable and accrued liabilities from $541,627 to $482,270. The decrease in cash and accounts payable is due to the ongoing net expenditures. In the three month period ending September 30, 2010, Kimber received no funds from private placements or from the exercise of stock options or warrants.

Cash Flows

Kimber generates cash inflow from issuing its shares either through financings or the exercise of outstanding stock options and warrants. There is a risk that these options and warrants may not be exercised if Kimber’s share price falls below the exercise price due to market conditions.

Amounts receivable were $459,357 at September 30, 2010 compared to $355,471 at June 30, 2010. Amounts receivable are comprised primarily of IVA tax refundable from the Government of Mexico. The IVA Tax is 16% of expenditures in Mexico. Kimber has been experiencing some delay in obtaining IVA refunds. As at September 30, 2010, IVA of $37,758 (June 30, 2010, $19,656) is greater than one year old. All other amounts receivable are aged within one year.

Prepaid expenses were $125,882 at September 30, 2010 compared to $130,953 at June 30, 2010. Prepaid expenses include amounts for prepaid insurance, trade show attendance fees and stock exchange listing fees. The change was due primarily to the amortization of stock exchange listing fees.

Kimber made equipment purchases of $51,340, (Mexico; $51,122, Canada; $218) during the three month period ending September 30, 2010 compared to $nil during the three month period ending September 30, 2009. The main component ($45,858) of the purchases related to the replacement of two camp vehicles (trucks). Other purchases included an upgraded server (computer equipment) and a rock saw (camp equipment).

Property acquisition costs of $42,992 (2009 - $39,657) were incurred for concession taxes on the Monterde Property. Future acquisition expenditures on these staked concessions will be minimal as there are no property purchase payments required.

Share capital was unchanged during the three month period ended September 30, 2010 as no shares were issued and no stock options or warrants were exercised.

Financings

There were no financings during the three months ended September 30, 2010.

Contractual Obligations

Kimber has no long-term debt and does not anticipate that it will require debt financing for current planned expenditures. Kimber has no future contractual obligations to property vendors for the Monterde, Setago or Pericones Properties.

Kimber leases its premises under an operating lease which expires in the fiscal three month period ending March 30, 2011. Kimber is obligated to make basic rent payments under its operating lease in the fiscal year 2011 totalling $30,571. In addition, under the lease Kimber has the obligation to pay its proportionate share of operating costs and taxes for the building.

Capital Resources and Liquidity

Capital resources of Kimber consist primarily of cash and liquid short-term investments. As at October 31, 2010, Kimber had cash and Canadian and U.S. Government Treasury bills totaling approximately $2,743,000; approximately $450,000 in amounts receivable and an estimated $400,000 in accounts payable and accrued liabilities.

Management will be reviewing cash expenditures on an ongoing basis, and will be seeking to obtain additional financing prior to this date. There can be no assurance that Kimber will succeed in obtaining additional financing, now or in the future. Market conditions or other factors could make it difficult or impossible for Kimber to raise necessary funds to meet its capital requirements. Failure to raise additional financing on a timely basis could cause Kimber to suspend its operations and eventually to forfeit or sell its interest in its properties. In the past, Kimber has been successful at raising funds to continue work on its mining properties. However, there is no certainty that Kimber will be able to raise additional funding on reasonable terms if at all, in which case the properties may be joint ventured, sold or abandoned.

Kimber has no plans for debt financing at this time.

Kimber does not anticipate the payment of dividends in the foreseeable future.

Related Party Transactions

There were no related party transactions during the quarter.

Mineral Properties

The Monterde property, located in the Sierra Madre region of south-western Chihuahua State, Mexico, is Kimber’s principal asset. As at September 30, 2010, the Monterde property is comprised of 35 mineral concessions covering 29,296 hectares and which extend 37 kilometres along the trend of mineralization.

Kimber holds 100% of the Monterde property, free of royalties, through its wholly-owned Mexican subsidiary, Minera Monterde, S. de R.L. de C.V. Three zones of gold-silver mineralization have been extensively drilled at Monterde, including Carmen, Veta Minitas and Carotare. Details of this work are listed in the Form 20-F Annual Report, filed on SEDAR and EDGAR, are displayed on Kimber’s website, and have been described in previous news releases. The designated Qualified Persons responsible for each of the mineral resource statements are stated in the Form 20-F Annual Report.

On November 18, 2009 Kimber announced an upgraded high grade gold-silver mineral resource estimate for the Carmen deposit with improved metallurgical recoveries.

On December 8, 2009, Kimber filed an updated technical report regarding the resource estimate for the Carmen and Veta Minitas Deposits at the Monterde property. The technical report dated December 1, 2009 was prepared by Micon International Limited.

On March 10, 2010 Kimber announced an updated mineral resource estimate for the Carotare deposit. This estimate was based on 60 drill holes and 18 metallurgical samples after a thorough geological review.

Monterde – Carmen
The Carmen deposit is the main deposit located to date on the Monterde property. The Carmen deposit has been exploited in historic underground workings. Kimber has completed a number of exploration programs on the deposit. The current mineral resource estimate defined a high grade gold-silver mineral resource with improved metallurgical recoveries, which lies within an overall larger lower grade mineral resource. The new mineral resource estimate was based on 587 drill holes and 329 metallurgical tests after thorough geological and metallurgical reviews.

Monterde - Veta Minitas
Veta Minitas is located approximately 250 metres south-west of the Carmen gold-silver deposit. The current mineral resource estimate defined a high grade gold-silver mineral resource which lies within an overall larger lower grade mineral resource. The new mineral resource estimate was based on 64 drill holes and 17 metallurgical tests after a thorough geological review.

Monterde – Carotare
The Carotare zone of mineralization is located 2 kilometres west of the Carmen Deposit. The current mineral resource estimate for the Carotare deposit was based on 60 drill holes and 18 metallurgical samples after a thorough geological review.

Monterde – Preliminary Assessment

The Preliminary Assessment for the Carmen and Veta Minitas Deposits at the Monterde property is described in the Kimber Resources news release of June 2, 2010, and a technical report prepared by Micon International Limited, with assistance by Kirkham Geosystems Ltd., Knight Piésold Consulting Ltd. and other consultants employed directly by Kimber filed on SEDAR on July 16, 2010 and subsequently re-filed, with no material changes in content, on September 8, 2010 and on EDGAR on September 10, 2010.

Technical Information and Qualified Persons

Unless otherwise indicated, Kimber has prepared the technical information in this MD&A (“Technical Information”) based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under Kimber’s company profile on SEDAR at www.sedar.com and on Kimber’s website. Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The disclosure in this MD&A of technical information has been prepared under the supervision of Petrus (Marius) Mare, Professional Geologist, a Qualified Person under NI 43-101.

Safety

Kimber continues to encourage a safe work environment. Safety meetings have been held and first aid instruction given. Protective equipment is mandatory in the vicinity of heavy machinery and underground. There were no lost time incidents during the three month period ending September 30, 2010.

Off-Balance Sheet Arrangements

Kimber has no off-balance sheet arrangements or transactions and none are contemplated.

Financial and Other Instruments

Kimber maintains the majority of its cash balances in Canadian and U.S. dollars and converts them to United States dollars or Mexican Pesos when payments are required. No hedging has been undertaken to-date. The majority of Kimber’s funds are invested in Canadian and U.S. government treasury bills.

Kimber’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, the fair value of which approximates their carrying value due to the short term to maturity.

Kimber manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework.

Credit Risk

Credit risk primarily arises from Kimber’s cash and cash equivalents and amounts receivable. The maximum risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in Treasury bills with various maturity dates. Kimber does not invest in asset-backed securities and does not expect any credit losses. Kimber periodically assesses the quality of its deposits.

Amounts receivable consists primarily of paid value added tax recoverable (“IVA”) from the Mexican Government for Mexican expenditures. Kimber regularly reviews the collectability of its amounts receivable. As at September 30, 2010, Kimber is experiencing delays in obtaining these refunds and is in discussion with the tax authorities to remedy this situation.

Liquidity Risk

Liquidity risk is the risk that Kimber may not be able to meet its financial obligations as they become due. Kimber ensures that there is sufficient cash and cash equivalents to meet its business requirements on a timely basis. Kimber prepares regular budgets which are approved by the Board of Directors and also prepares cash flow forecasts on a regular basis.

The following table details Kimber’s expected remaining contractual maturities for its financial liabilities. The table is based on the undiscounted cash flows of financial liabilities based on the earliest date on which Kimber can be required to satisfy the liabilities.

	Less than 1 month	1-3 months	Total
At September 30, 2010
Accounts payable	$287,270	-	$287,270
Accrued liabilities	-	$195,000	$195,000

At June 30, 2010
Accounts payable	$348,627	-	$348,627
Accrued liabilities	-	$193,000	$193,000

Currency Risk

The operating results and financial position of Kimber are reported in Canadian dollars. Certain of Kimber’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of Kimber’s operations are subject to currency transaction and translation risk.

Kimber’s exploration and some administration costs are incurred in Mexico and are denominated in Mexican pesos or US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact Kimber’s operating results and may affect the value of Kimber’s assets and the amount of the shareholders’ equity. Kimber does not currently hedge its exposure to foreign exchange movements.

The majority of Kimber’s monetary assets are held in Canadian and U.S. dollars. A 5% change in the US dollar and Mexican peso will affect Kimber as is indicated in the following table.

	September 2010	June 2010
Change in Loss
United States dollars	$69,459	$79,409
Mexican pesos	$10,953	$11,595

Legal Proceedings

Kimber and its subsidiaries are not parties to any legal proceedings and have no material contingent liabilities as at September 30, 2010.

Critical accounting policies and estimates

A comprehensive discussion of Kimber’s significant accounting policies is contained in Note 2 to the audited annual consolidated financial statements as at June 30, 2010. There have been no changes in accounting policies during the three months ended September 30, 2010.

Certain of these policies are recognized as critical because in applying these policies management is required to make judgements, assumptions and estimates that have a significant impact on the financial results of Kimber. The estimates used in applying these critical accounting policies have been discussed with the Audit Committee of our Board of Directors and are discussed below.

Measurement Uncertainties

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and the reported amounts of expenses incurred during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, stock-based compensation, impairment of unproven mineral right interests and amortization. Actual results could differ from those estimates.

Unproven Mineral Right Interests

Mineral right acquisition costs, exploration and direct field costs are deferred until the rights to which they relate are placed into production, at which time these deferred costs will be amortized over the estimated useful life of the rights upon commissioning the property, or written-off if the rights are disposed of, impaired or abandoned. Management reviews the carrying amounts of mineral rights on a periodic basis and will recognize impairment based upon current exploration results and upon assessment of the probability of profitable exploitation of the rights. Management’s assessment of the mineral right’s fair value is also based upon a review of other mineral right transactions that have occurred in the same geographic area as that of the rights under review. Administration costs and other exploration costs that do not relate to a specific mineral right are expensed as incurred.

Costs include the cash consideration and the fair value of shares issued on the acquisition of mineral rights. Rights acquired under option or joint venture agreements, whereby payments are made at the sole discretion of Kimber, are recorded in the accounts when the payments are made. Proceeds from property option payments received by Kimber are netted against the deferred costs of the related mineral rights, with any excess being included in operations. No option payments were received during the three month periods ended September 30, 2010 and 2009.

Adoption of new accounting standards

Effective July 1, 2009, Kimber adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

i)	CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests”.

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the beginning of the first annual reporting period beginning after January 1, 2011 with earlier application permitted. The new handbook sections establish updated standards on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. Kimber has adopted these standards effective July 1, 2010. There has been no impact on Kimber’s consolidated financial statements on adoption of these standards.

ii)	International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applica3ble to Kimber’s reporting effective July 1, 2011, with restatement of comparative information presented. Kimber will be required to begin reporting under IFRS for the quarter ending September 30, 2011 and will be required to present an opening balance sheet that conforms to IFRS at the transition date of July 1, 2010. The conversion to IFRS will impact Kimber’s accounting policies, internal control over financial reporting (“ICFR”), and disclosure controls and procedures (“DC&P”). Kimber is developing an IFRS transition plan and anticipates there will be changes in accounting policies and these changes may materially impact Kimber’s financial statements but the impact has not been determined at this time. Over the next several months, Kimber’s key activities will be the preparation of an opening balance sheet for July 1, 2010, draft financial statements for both the first annual and interim periods, training and communication programs, and assessment of internal controls.

The three phases of Kimber’s transition plan to IFRS are as follows: scoping and planning (“phase one”), detailed assessment (“phase two”), and implementation and review (“phase three”).

Phase One: Scoping and Planning, which involved project planning and identification of differences between current Canadian GAAP and IFRS. The resulting identified areas of accounting difference of highest potential impact to Kimber, based on existing IFRS, are property and equipment, share-based payment, provisions and contingent liabilities, impairment of assets, exploration and evaluation expenditures, income taxes, and initial adoption of IFRS under the provisions of IFRS 1 First-Time Adoption of IFRS. Kimber has substantially completed phase one of the IFRS conversion.

Phases Two and Three: Detailed assessment involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. Kimber expects to substantially complete phases two and three over the next several months.

Kimber’s management meets regularly with the Audit Committee and will keep the Audit Committee informed of management’s decisions on accounting policy choices under IFRS.

IFRS 1, First-Time Adoption of International Financial Reporting Standards sets forth guidance for a first-time adopter with the objective to ensure that an entity’s first IFRS financial statements contain high quality information that: is transparent for users and comparable over all periods presented; provides a suitable starting point for accounting in accordance with IFRS; and can be generated at a cost that does not exceed the benefits.

Under IFRS 1, transition to IFRS requires retrospective application of IFRSs with all adjustments applied from the date of Kimber’s inception, unless certain exemptions are applied. In absence of an exemption, all such adjustments to assets and liabilities are taken to retained earnings. Kimber is currently assessing the appropriateness of the exemptions available at the transition date.

Canadian GAAP and IFRS Differences

Significant differences exist in certain areas of recognition, measurement and disclosure between IFRS and Canadian GAAP (‘GAAP’). Accordingly, Kimber has currently identified the following differences between IFRS and GAAP which may result in changes to their accounting policies upon adoption of IFRS:

•
Property Plant and Equipment - IFRS requires all significant components of property, plant and equipment (“PPE”) to be amortized according to their individual useful lives as determined in accordance with IFRS. Kimber is currently evaluating the impact of this difference. Though IAS 16 permits the revaluation of PPE to fair value, Kimber has selected the historical costs accounting method for its PPE.

•
Impairment of Assets - IFRS requires the assessment of asset impairment to be based on comparing the carrying amount to the recoverable amount using discounted cash flows while GAAP only requires discounting if the carrying value of assets exceeds the undiscounted cash flows. IFRS also requires the reversal of any previous asset impairments, excluding goodwill, where circumstances have changed. GAAP prohibits the reversal of impairment losses. For assets for which commercial reserves have not been established through the completion of evaluation and exploration activities, the assets are reviewed for impairment whenever facts or circumstances indicate that the cost capitalized may not be recoverable. If and when there are no future plans for activity in that field, the exploration assets are determined to be impaired and the carrying amount is charged to income. Kimber does not currently anticipate that this will have a material impact on its IFRS financial statements.

•
Asset Retirement Obligations - Differences include the basis of estimation for undiscounted cashflows, the discount rate used, the frequency of liability remeasurement, and recognition of a liability when a constructive obligation exists.

•
Income Taxes - Recognition and measurement criteria for deferred tax assets and liabilities may differ. Kimber does not currently anticipate that this will have a material impact on its IFRS financial statements.

•
Functional Currency - IAS 21 requires Kimber to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS. Kimber is currently evaluating the impact of the guidance of IAS 21 on its accounting for its foreign operations in accordance with IFRS.

•
Stock Based Compensation - Under Canadian GAAP, obligations for cash payments under stock-based compensation plans are accrued using the intrinsic method, compared to the fair value method under IFRS. Also, under IFRS, Kimber will treat each instalment of share-based compensation with a different vesting period as a separate arrangement with its own distinct fair value measurement. Under Canadian GAAP, Kimber recognizes share-based compensation as a single pool and the fair value is amortized on a straight-line basis over the vesting period. Kimber is currently evaluating the quantitative impact of this difference.

•
Borrowing Costs - IAS 23 does not allow the expensing of borrowing costs, to the extent they are directly attributable to acquisition, production and construction of a qualifying asset. Kimber does not currently anticipate that this will have a material impact on its IFRS financial statements.

Kimber is currently assessing the impact that these and other differences may have on its opening IFRS balance sheet at July 1, 2010 and on the consolidated financial statements for the year ended June 30, 2011 as Kimber progresses through phases two and three of the conversion project. Also, IFRS requires significantly more disclosure than Canadian GAAP for certain standards, and Kimber is examining the impact of these increased disclosures on its interim and annual consolidated financial statements.

The International Accounting Standards Board (IASB”) continues to amend and add to current IFRS standards with several projects underway. Kimber’s transition plan includes monitoring actual and anticipated changes to IFRS and related rules and regulations and assessing the impacts of these changes on Kimber and its financial statements, including expected dates of when such impacts are effective.

Internal Control Over Financial Reporting

Kimber’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining internal control over financial reporting. Kimber’s management, as at the end of the period covered by this interim filing, designed internal control over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. The control framework management used to design the issuer’s internal control over financial reporting is the Committee of Sponsoring Organizations of the Treadway Committee (COSO) control framework. Management did not identify material weaknesses relating to the design of internal control over financial reporting existing at the end of the period covered by this interim filing.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the design of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no material changes in Kimber’s internal control over financial reporting that occurred since the beginning of Kimber’s fiscal year to the date of this document that have materially affected, or are reasonably likely to materially affect Kimber’s internal control over financial reporting.

Disclosure Controls and Procedures

Kimber’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures. Kimber’s management, as at the end of the period covered by this interim filing, designed disclosure controls and procedures to provide reasonable, but not absolute, assurance that (i) material information relating to the issuer is made known to management by others and (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Disclosure controls and procedures provide only a reasonable level of assurance that they are effective. Accordingly, they may not detect that all disclosure requirements have not been met. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Outstanding Share Data

Kimber has one class of shares and at September 30, 2010 and October 31, 2010, Kimber had 68,010,586 shares issued at September 30, 2010, and 68,030,586 shares issued at October 31, 2010. At September 30, 2010 and October 31, 2010, 74,483,760 shares were outstanding on a diluted basis.

Kimber has a stock option plan and at September 30, 2010, there were 4,475,715 options outstanding. Of the 4,475,715 options granted to employees, directors and consultants 3,699,048 options had vested at September 30, 2010. On October 18, 2010, stock options to purchase 20,000 shares at a price of $0.65 were exercised.

Kimber had 1,997,459 warrants outstanding as at September 30, 2010. All of these warrants were issued on September 25, 2008 and were due to expire on September 24, 2010. During the quarter ended September 30, 2010, the expiry date of these warrants was extended to September 30, 2011. Each warrant entitles the holder to purchase one additional common share at a price of $1.80. There were no changes to the warrants outstanding at October 31, 2010.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

Kimber is a mineral exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed in the notes to financial statements.

Kimber’s financial success is subject to general market conditions, which affect mining and exploration companies. The value of Kimber’s mineral resources and future operating profit and loss may be affected by fluctuations in precious metal prices, over which Kimber has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso. Kimber can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. Because of its limited operating record and history of losses, Kimber may not be able to hedge future risk to the extent it feels is warranted. Kimber also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

Kimber also faces certain risks and uncertainties specific to its circumstances. Kimber’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Kimber has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. While Kimber has used its best efforts to secure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

For a more complete but not exhaustive list of potential risk factors which could affect Kimber please refer to Kimber’s current Form 20-F filed on SEDAR and EDGAR and our current Form 20-F is also available on Kimber’s website.

Below is a brief summary of some of Kimber’s risks and uncertainties. Each of these risks is more fully described in our 20-F, along with other risks and uncertainties.

Industry Risks

  Mineral resource exploration and development is a high risk, speculative business.
  Mineral exploration is subject to numerous industry operating hazards and risks, many of which are beyond Kimber’s control and any one of which may have an adverse effect on its financial condition and operations.
  Metal prices have fluctuated widely in the past and are expected to continue to do so in the future which may adversely affect the amount of revenues derived from production of mineral reserves.
  Exploration activities are subject to geologic uncertainty and inherent variability.
  The quantification of mineral resources is based on estimates and is subject to great uncertainty.
  The recent unprecedented events in global financial markets have had a profound impact on the global economy, in general and on the mining industry in particular. These events may negatively impact Kimber.
  Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

Company Risks

  Kimber will need to raise additional capital though the sale of its securities, resulting in dilution to the existing shareholders, and if such funding is not available, Kimber’s operations would be adversely effected.
  Kimber faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and may not be able to effectively compete which would have an adverse effect on Kimber’s financial condition and operations.
  Kimber’s exploration efforts may be unsuccessful in locating viable mineral resources.
  If Kimber is unable to develop acceptable overall gold and silver recovery levels, the Carmen deposit may not be a viable project and Kimber will have to continue to explore for a viable deposit or cease operations.
  If Kimber’s mineral resource estimates are not indicative of the actual gold and silver that can be mined, the mineable gold and silver that can be recovered from the Carmen deposit may be less than the mineral resource estimate and the Carmen deposit may not be a viable project.
  Kimber has a limited history as an exploration company and does not have any experience in putting a mining project into production.
  Kimber expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Kimber’s common shares to decline.
  Kimber’s title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.
  Kimber’s properties are located in Mexico, which can lead to difficulty with changes in political conditions and regulations, currency exchange, in obtaining financing, finding and hiring qualified people or obtaining all necessary services for Kimber’s operations in Mexico.
  Kimber originally contemplated an open pit mining operation on the Carmen deposit, however it is currently contemplating the possibility of a combined open pit and underground mining operation, the effect of which, if it were to proceed to production, would expose Kimber to increased costs, potential time delays and risks to underground workers.
  Kimber is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.
  Kimber has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.
  The Monterde Property is located in the Sierra Madre Mountains of Mexico which have been subject to episodes of unusually high rainfall in past years resulting in washouts and erosion of soil. Continuing increased rainfall may result in increased costs and delays in operations.
  Kimber depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

  Kimber does not have a full staff of technical people and relies upon outside consultants to provide critical services.
  Certain Kimber directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.
  Future sales of Kimber’s common shares into the public market by holders of Kimber options and Warrants may lower the market price, which may result in losses to Kimber’s shareholders.
  Kimber has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.
  Kimber’s business involves risks for which Kimber may not be adequately insured, if it is insured at all.
  Kimber’s activities are subject to environmental liability, which would have an adverse effect on its financial condition and operations.
  A shortage of supplies and equipment could adversely affect Kimber’s ability to operate its business.

National Instrument 43-101 Compliance

Unless otherwise indicated, Kimber has prepared the technical information in this MD&A (“Technical Information”) based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under Kimber’s company profile on SEDAR at www.sedar.com and on the Company’s website. Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”). Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that mineral resources that are not mineral reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The disclosure in this MD&A of technical information has been prepared under the supervision of Petrus (Marius) Mare, Professional Geologist, a Qualified Person under NI 43-101.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us on our website, or from the SEC’s website at http://www.sec.gov/edgar.shtml.